CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent the use of our auditor's report dated July 20, 2022 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2022, as filed with the United States Securities Exchange Commission ("SEC").

We also consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form 40-F, of our auditor's report dated July 20, 2022, with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2022, as filed with the SEC.

Chartered Professional Accountants

July 28, 2022

Vancouver, Canada